================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                        CAPSTAR BROADCASTING CORPORATION

                                (Name of Issuer)


                      CLASS A COMMON STOCK, $0.01 PAR VALUE

                         (Title of Class of Securities)




                                   14067G 10 5

                                 (CUSIP Number)


                                 THOMAS O. HICKS
                               200 CRESCENT COURT
                                   SUITE 1600
                               DALLAS, TEXAS 75201
                                 (214) 740-7300


 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   Copies to:

        WILLIAM S. BANOWSKY, JR.                  MICHAEL D. WORTLEY
    CAPSTAR BROADCASTING CORPORATION            VINSON & ELKINS L.L.P.
    600 CONGRESS AVENUE, SUITE 1400            3700 TRAMMELL CROW CENTER
          AUSTIN, TEXAS 78701                      2001 ROSS AVENUE
             (512) 340-7800                      DALLAS, TEXAS  75201
                                                    (214) 220-7732


                               SEPTEMBER 24, 1998

     (Date of Event which Requires Filing of this Statement on Schedule 13D)



================================================================================

CUSIP NO.                                                           14067G 10 5


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                 Thomas O. Hicks
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)            (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                 PF;OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              |_|
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                     United States
--------------------------------------------------------------------------------
                                  7  Sole Voting Power                4,987,256
                                  ----------------------------------------------
   Number of Shares Beneficially  8  Shared Voting Power(2)          68,936,557

      Owned by Each Reporting     ----------------------------------------------

            Person With           9  Sole Dispositive Power           4,987,256
                                  ----------------------------------------------
                                  10 Shared Dispositive Power(2)     66,341,979
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person(2)                                                  73,923,813
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)             68.96%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           IN
--------------------------------------------------------------------------------


         (1) HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company
(i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Thomas O. Hicks is not a party to the Stockholders Agreement. Thomas O. Hicks, however, is a controlling person, the Chairman of the Board and Chief Executive Officer of HMTF Operating and may be deemed to be a member of such group. Thomas O. Hicks expressly disclaims membership in such group in regard to shares of common stock of the Company owned of record by Thomas O. Hicks or any trusts or private foundations for which Thomas O. Hicks is a trustee and which are not parties to the Stockholders Agreement.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.



                                    2 of 24

CUSIP NO.                                                           14067G 10 5


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                              HMTF Operating, Inc.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)            (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     00
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              |_|
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                    State of Texas
--------------------------------------------------------------------------------
                                  7  Sole Voting Power                        0
                                  ----------------------------------------------
   Number of Shares Beneficially  8  Shared Voting Power(2)          68,931,557

      Owned by Each Reporting     ----------------------------------------------

            Person With           9  Sole Dispositive Power                   0
                                  ----------------------------------------------
                                  10 Shared Dispositive Power(2)              0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person(2)                                                   68,931,557
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)             67.20%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           CO
--------------------------------------------------------------------------------


         (1) HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company
(i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement, including HMTF Operating, may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.



                                    3 of 24

CUSIP NO.                                                           14067G 10 5


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                         Capstar Boston Partners, L.L.C.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)            (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     00
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              |_|
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                 State of Delaware
--------------------------------------------------------------------------------
                                  7  Sole Voting Power                        0
                                  ----------------------------------------------
   Number of Shares Beneficially  8  Shared Voting Power(2)          68,931,557

      Owned by Each Reporting     ----------------------------------------------

            Person With           9  Sole Dispositive Power                   0
                                  ----------------------------------------------
                                  10 Shared Dispositive Power(2)        272,727
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person(2)                                                   68,931,557
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)             67.20%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           OO
--------------------------------------------------------------------------------


         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement, including the reporting person, may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.



                                    4 of 24

CUSIP NO.                                                           14067G 10 5


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                            Capstar BT Partners, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)            (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     00
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              |_|
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                 State of Delaware
--------------------------------------------------------------------------------
                                  7  Sole Voting Power                        0
   Number of Shares Beneficially  ----------------------------------------------
                                  8  Shared Voting Power(2)          68,931,557
      Owned by Each Reporting     ----------------------------------------------
                                  9  Sole Dispositive Power                   0
            Person With           ----------------------------------------------
                                  10 Shared Dispositive Power(2)      5,119,724
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person(2)                                                  68,931,557
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)             67.20%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           PN
--------------------------------------------------------------------------------


         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement, including the reporting person, may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.



                                    5 of 24

CUSIP NO.                                                           14067G 10 5


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                       Capstar Broadcasting Partners, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)            (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     00
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              |_|
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                 State of Delaware
--------------------------------------------------------------------------------
                                  7  Sole Voting Power                        0
                                  ----------------------------------------------
   Number of Shares Beneficially  8  Shared Voting Power(2)          68,931,557

      Owned by Each Reporting     ----------------------------------------------

            Person With           9  Sole Dispositive Power                   0
                                  ----------------------------------------------
                                  10 Shared Dispositive Power(2)     60,944,528
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person(2)                                                   68,931,557
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)             67.20%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           PN
--------------------------------------------------------------------------------


         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement, including the reporting person, may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.



                                    6 of 24

CUSIP NO.                                                           14067G 10 5


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                              HM3/GP Partners, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)            (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     00
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              |_|
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                    State of Texas
--------------------------------------------------------------------------------
                                  7  Sole Voting Power                        0
                                  ----------------------------------------------
   Number of Shares Beneficially  8  Shared Voting Power(2)          68,931,557

      Owned by Each Reporting     ----------------------------------------------

            Person With           9  Sole Dispositive Power                   0
                                  ----------------------------------------------
                                  10 Shared Dispositive Power(2)      5,392,451
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person(2)                                                   68,931,557
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)             67.20%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           PN
--------------------------------------------------------------------------------




         (1) Capstar BT Partners, L.P., a Delaware limited partnership ("Capstar BT"), and Capstar Boston Partners, L.L.C., a Delaware limited liability company ("Capstar Boston"), are parties to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The reporting person is not a party to the Stockholders Agreement. The reporting person, however, is the general partner of Capstar BT and the managing member of Capstar Boston and may be deemed a member of such group.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.



                                    7 of 24

CUSIP NO.                                                           14067G 10 5


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                        Hicks, Muse GP Partners III, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)            (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     00
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              |_|
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                    State of Texas
--------------------------------------------------------------------------------
                                  7  Sole Voting Power                        0
                                  ----------------------------------------------
   Number of Shares Beneficially  8  Shared Voting Power(2)          68,931,557

      Owned by Each Reporting     ----------------------------------------------

            Person With           9  Sole Dispositive Power                   0
                                  ----------------------------------------------
                                  10 Shared Dispositive Power(2)      5,392,451
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person(2)                                                   68,931,557
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)             67.20%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           PN
--------------------------------------------------------------------------------



         (1) Capstar BT Partners, L.P., a Delaware limited partnership
("Capstar BT"), and Capstar Boston Partners, L.L.C., a Delaware limited liability company ("Capstar Boston"), are parties to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The reporting person is not a party to the Stockholders Agreement. The reporting person, however, is the general partner of HM3/GP Partners, L.P., which is the general partner of Capstar BT and the managing member of Capstar Boston, and may be deemed a member of such group.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.



                                    8 of 24

CUSIP NO.                                                           14067G 10 5


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                        Hicks, Muse Fund III Incorporated
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)            (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     00
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              |_|
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                    State of Texas
--------------------------------------------------------------------------------
                                  7  Sole Voting Power                        0
                                  ----------------------------------------------
   Number of Shares Beneficially  8  Shared Voting Power(2)          68,931,557

      Owned by Each Reporting     ----------------------------------------------

            Person With           9  Sole Dispositive Power                   0
                                  ----------------------------------------------
                                  10 Shared Dispositive Power(2)      5,392,451
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person(2)                                                   68,931,557
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)             67.20%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           CO
--------------------------------------------------------------------------------


         (1) Capstar BT Partners, L.P., a Delaware limited partnership ("Capstar BT"), and Capstar Boston Partners, L.L.C., a Delaware limited liability company ("Capstar Boston"), are parties to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The reporting person is not a party to the Stockholders Agreement. The reporting person, however, is the general partner of Hicks, Muse GP Partners III, L.P., which is the general partner of HM3/GP Partners, L.P., which is the general partner of Capstar BT and the managing member of Capstar Boston, and may be deemed a member of such group.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.




                                    9 of 24

CUSIP NO.                                                           14067G 10 5


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                           HM3/Capstar Partners, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)            (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     00
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              |_|
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                    State of Texas
--------------------------------------------------------------------------------
                                  7  Sole Voting Power                        0
                                  ----------------------------------------------
   Number of Shares Beneficially  8  Shared Voting Power(2)          68,931,557

      Owned by Each Reporting     ----------------------------------------------

            Person With           9  Sole Dispositive Power                   0
                                  ----------------------------------------------
                                  10 Shared Dispositive Power(2)     60,944,528
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person(2)                                                   68,931,557
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)             67.20%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           PN
--------------------------------------------------------------------------------


         (1) Capstar Broadcasting Partners, L.P., a Delaware limited partnership ("Capstar LP") is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The reporting person is not a party to the Stockholders Agreement. The reporting person, however, is the general partner of Capstar LP and may be deemed a member of such group.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.



                                    10 of 24

CUSIP NO.                                                           14067G 10 5


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                HM3/Capstar, Inc.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)            (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     00
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              |_|
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                    State of Texas
--------------------------------------------------------------------------------
                                  7  Sole Voting Power                        0
                                  ----------------------------------------------
   Number of Shares Beneficially  8  Shared Voting Power(2)          68,931,557

      Owned by Each Reporting     ----------------------------------------------

            Person With           9  Sole Dispositive Power                   0
                                  ----------------------------------------------
                                  10 Shared Dispositive Power(2)     60,944,528
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person(2)                                                   68,931,557
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)             67.20%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           CO
--------------------------------------------------------------------------------


         (1) Capstar Broadcasting Partners, L.P., a Delaware limited partnership ("Capstar LP") is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The reporting person is not a party to the Stockholders Agreement. The reporting person, however, is the general partner of HM3/Capstar Partners, L.P., which is the general partner of Capstar LP, and may be deemed a member of such group.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.



                                    11 of 24

CUSIP NO.                                                           14067G 10 5


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                               Shelly Mabry Ellard
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)            (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     00
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              |_|
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                     United States
--------------------------------------------------------------------------------
                                  7  Sole Voting Power                        0
                                  ----------------------------------------------
   Number of Shares Beneficially  8  Shared Voting Power(2)          68,931,557

      Owned by Each Reporting     ----------------------------------------------

            Person With           9  Sole Dispositive Power               2,000
                                  ----------------------------------------------
                                  10 Shared Dispositive Power(2)              0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person(2)                                                   68,931,557
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)             67.20%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           IN
--------------------------------------------------------------------------------


         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement, including the reporting person, may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.



                                    12 of 24

CUSIP NO.                                                           14067G 10 5


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                   Jason Mabry
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)            (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     00
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              |_|
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                     United States
--------------------------------------------------------------------------------
                                  7  Sole Voting Power                        0
                                  ----------------------------------------------
   Number of Shares Beneficially  8  Shared Voting Power(2)          68,931,557

      Owned by Each Reporting     ----------------------------------------------

            Person With           9  Sole Dispositive Power               2,000
                                  ----------------------------------------------
                                  10 Shared Dispositive Power(2)              0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person(2)                                                   68,931,557
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)             67.20%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           IN
--------------------------------------------------------------------------------



         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement, including the reporting person, may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.



                                    13 of 24

CUSIP NO.                                                           14067G 10 5


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                Kristen Lea Hicks
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)            (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     00
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              |_|
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                     United States
--------------------------------------------------------------------------------
                                  7  Sole Voting Power                        0
                                  ----------------------------------------------
   Number of Shares Beneficially  8  Shared Voting Power(2)          68,931,557

      Owned by Each Reporting     ----------------------------------------------

            Person With           9  Sole Dispositive Power               2,000
                                  ----------------------------------------------
                                  10 Shared Dispositive Power(2)              0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person(2)                                                   68,931,557
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)             67.20%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           IN
--------------------------------------------------------------------------------



         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement, including the reporting person, may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.



                                    14 of 24

CUSIP NO.                                                           14067G 10 5


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                 R. Steven Hicks
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)            (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     00
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              |_|
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                     United States
--------------------------------------------------------------------------------
                                  7  Sole Voting Power                        0
                                  ----------------------------------------------
   Number of Shares Beneficially  8  Shared Voting Power(2)          68,931,557

      Owned by Each Reporting     ----------------------------------------------

            Person With           9  Sole Dispositive Power           2,584,578
                                  ----------------------------------------------
                                  10 Shared Dispositive Power(2)          1,000
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person(2)                                                   68,932,557
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)             67.20%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           IN
--------------------------------------------------------------------------------

         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement, including the reporting person, may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The reporting person expressly disclaims membership in such group in regard to 1,000 shares of common stock owned of record by his wife, which shares are not subject to the Stockholders Agreement.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.



                                    15 of 24

CUSIP NO.                                                           14067G 10 5


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

             Mr. Larry D. Taylor as custodian for Brandon Vaughn Hicks and Robert S. Hicks, Jr. under the Texas Uniform Transfers to Minors Act
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group(1)            (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     00
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              |_|
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                     United States
--------------------------------------------------------------------------------
                                  7  Sole Voting Power                        0
                                  ----------------------------------------------
   Number of Shares Beneficially  8  Shared Voting Power(2)          68,931,557

      Owned by Each Reporting     ----------------------------------------------

            Person With           9  Sole Dispositive Power               5,000
                                  ----------------------------------------------
                                  10 Shared Dispositive Power(2)              0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person(2)                                                   68,931,557
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_|
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)             67.20%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           IN
--------------------------------------------------------------------------------

         (1) The reporting person is a party to that certain stockholders agreement dated as of October 16, 1996, as amended (the "Stockholders Agreement"), among Capstar Broadcasting Corporation, a Delaware corporation (the "Company"), HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), and the stockholders of the Company listed therein. The Stockholders Agreement requires that the stockholders of the Company who are parties thereto vote their shares of common stock of the Company (i) in favor of the election to the Board of Directors of the Company of such individuals as may be designated by HMTF Operating and its affiliates and (ii) on other matters so as to give effect to the agreements contained in the Stockholders Agreement. The parties to the Stockholders Agreement, including the reporting person, may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         (2) The reporting person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such reporting person. See Item 5.



                                    16 of 24

         This Amendment No. 2 to Schedule 13D is being filed by Thomas O. Hicks, a United States citizen, HMTF Operating, Inc., a Texas corporation ("HMTF Operating"), Capstar Boston Partners, L.L.C., a Delaware limited liability company ("Capstar Boston"), Capstar BT Partners, L.P., a Delaware limited partnership ("Capstar BT"), Capstar Broadcasting Partners, L.P., a Delaware limited partnership ("Capstar LP"), HM3/GP Partners, L.P., a Texas limited partnership ("HM3/GP"), Hicks, Muse GP Partners III, L.P., a Texas limited partnership, Hicks, Muse Fund III Incorporated, a Texas corporation ("Fund III Inc."), HM3/Capstar Partners, L.P., a Texas limited partnership ("HM3/Capstar LP"), HM3/Capstar, Inc., a Texas corporation, Shelly Mabry Ellard, a United States citizen, Jason Mabry, a United States citizen, Kristen Lea Hicks, a United States citizen, R. Steven Hicks, a United States citizen, and Larry D. Taylor as custodian for Brandon Vaughn Hicks and Robert S. Hicks, Jr. under the Texas Uniform Transfers to Minors Act (the "TUTMA"), a United States citizen. Thomas O. Hicks, HMTF Operating, Capstar Boston, Capstar BT, Capstar LP, HM3/GP, Hicks, Muse GP Partners III, L.P., Fund III Inc., HM3/Capstar LP, HM3/Capstar, Inc., Shelly Mabry Ellard, Jason Mabry, Kristen Lea Hicks, R. Steven Hicks and Larry D. Taylor as custodian for Brandon Vaughn Hicks and Robert S. Hicks, Jr. under the TUTMA are collectively referred to herein as the "Reporting Persons." This Amendment No. 2 to Schedule 13D amends and supplements Items 3 and 5 contained in the Reporting Persons' original Schedule 13D, dated May 26, 1998. Each capitalized term used herein and not otherwise defined has the meaning given such term in the original Schedule 13D, as previously amended. Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On May 26, 1998, Thomas O. Hicks utilized $1,948,450 of his personal funds to purchase 102,550 shares of Class A Common Stock individually.

         On May 26, 1998, six trusts for which Thomas O. Hicks serves as the trustee and which are for the benefit of parties related to Thomas O. Hicks (the "Related Party Trusts") purchased an aggregate of 51,240 shares of Class A Common Stock for $973,560. The source of funds for the purchase of shares of Class A Common Stock by each of the Related Party Trusts was the personal funds of Thomas O. Hicks.

         On May 26, 1998, a trust maintained for the benefit of the children of one of Thomas O. Hicks' business associates and for which Thomas O. Hicks serves as co-trustee (the "Unrelated Trust") purchased an aggregate of 5,000 shares of Class A Common Stock for $95,000. The source of funds for the purchase of shares of Class A Common Stock the Unrelated Trust was the personal funds of John R. Muse.

         On May 26, 1998, Larry D. Taylor as custodian for Brandon Vaughn Hicks under the TUTMA acquired 1,000 shares of Class A Common Stock for $19,000 with the personal funds of Brandon Vaughn Hicks.

         On May 26, 1998, the wife of R. Steven Hicks acquired 1,000 shares of Class A Common Stock for $19,000 with the personal funds of R. Steven Hicks.

         On September 24, 1998, Capstar LP effected a distribution of 730,014 shares of Class C Common Stock, par value $.01 per share ("Class C Common Stock"), of the Company to certain of its partners (the "Distribution"), including 177,875 shares that were ultimately distributed to Thomas O. Hicks and 18,678 shares that were ultimately distributed to the Related Party Trusts. Class C Common Stock is convertible at the option of the holder thereof into Class A Common Stock.

         See Item 5 for a summary description of the source and amount of funds or other consideration used in making purchases of the shares of Class A Common Stock beneficially owned by the Reporting Persons and not previously reported.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As described in Item 2 of this Schedule 13D, the Reporting Persons may be deemed to be members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. As a group, the



                                    17 of 24

Reporting Persons (other than Thomas O. Hicks whose beneficial ownership is described below) may be deemed to beneficially own, and share voting power of, 68,931,557 shares of Class A Common Stock, representing approximately 67.20% of the total outstanding shares of Class A Common Stock. Of the 68,931,557 shares, 272,727 shares of Class A Common Stock are owned of record by Capstar Boston, 5,119,724 shares of Class B Common Stock, par value $0.01 per share ("Class B Common Stock" and together with the Class A Common Stock and the Class C Common Stock, the "Common Stock"), of the Company are owned of record by Capstar BT, 60,944,528 shares of Class C Common Stock are owned of record by Capstar LP, 2,000 shares of Class C Common Stock are owned of record by Shelly Mabry Ellard, 2,000 shares of Class C Common Stock are owned of record by Jason Mabry, 2,000 shares of Class C Common Stock are owned of record by Kristen Lea Hicks, 1,487,447 shares of Class C Common Stock are owned of record by R. Steven Hicks, 43,914 shares of Class A Common Stock are immediately issuable to R. Steven Hicks upon the exercise of stock options of R. Steven Hicks that are currently vested, 5,666 shares of Class A Common Stock are subject to stock options of R. Steven Hicks that will be exercisable within 60 days, 1,047,051 shares of Class C Common Stock are immediately purchasable by R. Steven Hicks upon the exercise of certain warrants granted by the Company to R. Steven Hicks, 1,000 shares of Class A Common Stock and 2,000 shares of Class C Common Stock are owned of record by Larry D. Taylor as custodian for Brandon Vaughn Hicks under the TUTMA, 2,000 shares are owned of record by Larry D. Taylor as custodian for Robert S. Hicks, Jr. under the TUTMA, and 500 shares are owned of record by R. Steven Hicks as custodian for Dean McClure Taylor under the TUTMA. Class B Common Stock and Class C Common Stock is convertible at the option of the holder thereof into Class A Common Stock.

         Thomas O. Hicks may be deemed to beneficially own 73,923,813 shares of Class A Common Stock, representing approximately 68.96% of the total outstanding shares of Class A Common Stock. Of such shares, Thomas O. Hicks has sole voting and dispositive power with respect to 4,987,256 shares, shared voting and dispositive power with respect to 66,341,979 shares, and shared voting power with respect to 2,594,578 shares as a result of the relationships described in the paragraphs below.

         Of the 4,987,256 shares for which Thomas O. Hicks has sole voting and dispositive power, 102,550 shares of Class A Common Stock are owned of record by Thomas O. Hicks, 4,595,007 shares of Class C Common Stock are owned of record by Thomas O. Hicks, 51,240 shares of Class A Common Stock and 18,678 shares of Class C Common Stock are owned of record by the Related Party Trusts for which Thomas O. Hicks serves as the sole trustee, and 219,781 shares of Class A Common Stock are owned of record by a private family foundation for which Thomas O. Hicks serves on the 3-member board along with his spouse and an employee of Thomas O. Hicks. Except for the shares of Class C Common Stock acquired in the Distribution, the shares of Class C Common Stock owned of record by Thomas O. Hicks were acquired on July 8, 1997, in exchange for shares of capital stock of a broadcasting entity then acquired by the Company with a transaction value of approximately $13.30 per share.

         Of the 66,341,979 shares for which Thomas O. Hicks has shared voting and dispositive power, 5,000 shares of Class A Common Stock are owned of record by the Unrelated Trust for which Thomas O. Hicks serves as co-trustee, 272,727 shares of Class A Common Stock are owned of record by Capstar Boston, 5,119,724 shares of Class B Common Stock are owned of record by Capstar BT, and 60,944,528 shares of Class C Common Stock are owned of record by Capstar LP. Thomas O. Hicks is the sole stockholder, Chairman of the Board and Chief Executive Officer of Fund III Inc., which is the general partner of Hicks, Muse GP Partners III, L.P., which is the general partner of HM3/GP, which is the managing member of Capstar Boston and the general partner of Capstar BT. Thomas O. Hicks is the sole stockholder, Chairman of the Board and Chief Executive Officer of HM3/Capstar, Inc., which is the general partner of HM3/Capstar LP, which is the general partner of Capstar LP. In addition, Thomas O. Hicks may be deemed a member of the group (described previously) in which Capstar BT, Capstar Boston and Capstar LP are members. Accordingly, Thomas O. Hicks may be deemed to be the beneficial owner of the shares of Common Stock owned of record by Capstar Boston, Capstar BT and Capstar LP.

         Of the 2,594,578 shares for which Thomas O. Hicks has shared voting power, such shares are owned of record (or, in the case of R. Steven Hicks, may be acquired) by Shelly Mabry Ellard, Jason Mabry, Kristen Lea Hicks, R. Steven Hicks, Larry D. Taylor as custodian for Brandon Vaughn Hicks and Robert S. Hicks, Jr. under the TUTMA, and R. Steven Hicks as custodian for Dean McClure Taylor under the TUTMA in the amounts set forth previously in this Item 5.



                                    18 of 24

         Of the 68,931,557 shares of Class A Common Stock for which the Reporting Persons (other than Thomas O. Hicks whose beneficial ownership has been described) have shared voting power by virtue of their membership in the group, (i) Capstar Boston has shared dispositive power of 272,727 shares of Class A Common Stock, (ii) Capstar BT has shared dispositive power of 5,119,724 shares of Class B Common Stock, (iii) Capstar LP, HM3/Capstar LP and HM3/Capstar, Inc. have shared dispositive power of 60,944,528 shares of Class C Common Stock, (iv) HM3/GP, Hicks, Muse GP Partners III, L.P. and Fund III Inc. have shared dispositive power of 272,727 shares of Class A Common Stock and 5,119,724 shares of Class B Common Stock, (v) Shelly Mabry Ellard has sole dispositive power of 2,000 shares of Class C Common Stock, (vi) Jason Mabry has sole dispositive power of 2,000 shares of Class C Common Stock, (vii) Kristen Lea Hicks has sole dispositive power of 2,000 shares of Class C Common Stock,
(viii) R. Steven Hicks has sole dispositive power of the 50,080 shares of Class A Common Stock and 2,534,498 shares of Class C Common Stock that are owned of record, or may be acquired, by R. Steven Hicks (as previously described in this Item 5), (ix) Larry D. Taylor has sole dispositive power of 1,000 shares of Class A Common Stock and 4,000 shares of Class C Common Stock as custodian of Brandon Vaughn Hicks and Robert S. Hicks, Jr. under the TUTMA and (x) R. Steven Hicks has sole dispositive power of 500 shares of Class A Common Stock as custodian of Dean McClure Taylor under the TUTMA.

         R. Steven Hicks also has shared voting and dispositive power of the 1,000 shares of Class A Common Stock owned of record by his wife.

         The 272,727 shares of Class A Common Stock owned of record by Capstar Boston were acquired on April 10, 1997 for $11.00 per share with cash on hand of Capstar Boston from capital contributions of its members. Of the 5,119,724 shares of Class B Common Stock owned of record by Capstar BT, 1,818,181 shares were acquired on February 20, 1997 for $11.00 per share, 837,746 shares were acquired on July 8, 1997 for approximately $13.30 per share, 558,496 shares were acquired on January 26, 1998 for $13.30 per share, and 1,905,301 shares were acquired on April 10, 1998 for $14.00 per share. All of such shares of Class B Common Stock were acquired with cash on hand of Capstar BT from capital contributions of its sole limited partner.

         The shares of Class C Common Stock owned of record by Capstar LP were acquired as follows: 9,000,000 shares were acquired on October 16, 1996 for $10.00 per share; 3,163,452 shares were acquired on February 20, 1997 for $11.00 per share; 5,639,097 shares were acquired on July 8, 1997 for $13.30 per share; 75,000 shares with a deemed value of $10.00 per share were contributed to Capstar LP by a limited partner on August 6, 1997; 7,518,797 shares were acquired on January 27, 1998 for $13.30 per share; 11,278,195 shares were acquired on February 4, 1998 for $13.30 per share; 21,428,571 shares were acquired on March 19, 1998 for $14.00 per share; and 3,571,430 shares were acquired on April 3, 1998 for $14.00 per share. All of the shares of Class C Common Stock were acquired by Capstar LP with cash on hand from capital contributions of its general and limited partners. As described in Item 3, Capstar LP distributed 730,014 shares to certain of its partners in the Distribution.

         Of the 1,487,447 shares of Class C Common Stock owned of record by R. Steven Hicks, 300,000 shares were acquired with personal funds on October 16, 1996 for $10.00 per share, 10,000 shares of Class C Common Stock were acquired by R. Steven Hicks with personal funds on January 27, 1997 for $10.00 per share, and 1,187,947 shares were acquired on July 8, 1997, in exchange for shares of capital stock of an entity then acquired by the Company with a transaction value of approximately $13.30 per share. Subsequently, R. Steven Hicks transferred by gift (i) 10,000 shares of Class C Common Stock to Shelly Mabry Ellard, Jason Mabry, Kristen Lea Hicks, Larry D. Taylor as custodian for Brandon Vaughn Hicks under the TUTMA and Larry D. Taylor as custodian for Brandon Vaughn Hicks under the TUTMA, and (ii) 500 shares of Class A Common Stock (upon conversion of 500 shares of Class C Common Stock to R. Steven Hicks as custodian for Dean McClure Taylor under the TUTMA.

         Each of the Reporting Persons expressly disclaims beneficial ownership with respect to any shares of Common Stock not owned of record by such Reporting Person.

         (c) See Item 3. No other transactions in Common Stock were effected by any of the Reporting Persons since Amendment No. 2 to this Schedule 13D was filed.




                                    19 of 24

         (d) The right to receive dividends on, and proceeds from the sale of, the 5,119,724 shares of Class B Common Stock held of record by Capstar BT is governed by its limited partnership agreement, and such dividends or proceeds may be distributed with respect to the general and limited partnership interests in Capstar BT.

         The right to receive dividends on, and proceeds from the sale of, the 60,944,528 shares of Class C Common Stock held of record by Capstar LP is governed by its limited partnership agreement, and such dividends or proceeds may be distributed with respect to the general and limited partnership interests in Capstar LP.

         The right to receive dividends on, and proceeds from the sale of, the 272,727 shares of Class A Common Stock held of record by Capstar Boston is governed by its limited liability company agreement, and such dividends or proceeds may be distributed with respect to the membership interests in Capstar Boston.

         The parties to the Stockholders Agreement (other than Capstar Boston, Capstar BT and Capstar LP) described in paragraph (b) above have the right to receive dividends on, and proceeds from the sale of, the 2,594,578 shares of Common Stock held of record by such parties.

         (e)      Not applicable.





                                    20 of 24

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: September 25, 1998          THOMAS O. HICKS


                                   By:     /s/ David W. Knickel
                                           ------------------------------------
                                           David W. Knickel, Attorney-in-Fact


Dated: September 25, 1998          HMTF OPERATING, INC.


                                   By:     /s/ David W. Knickel
                                           ------------------------------------
                                   Name:   David W. Knickel
                                           ------------------------------------
                                   Title:  Treasurer
                                           ------------------------------------


Dated: September 25, 1998          CAPSTAR BOSTON PARTNERS, L.L.C.

                                   By:     HM3/GP Partners, L.P.,
                                           Its Sole Manager

                                   By:     Hicks, Muse GP Partners III, L.P.,
                                           Its General Partner

                                   By:     Hicks, Muse Fund III Incorporated,
                                           Its General Partner


                                   By:     /s/ David W. Knickel
                                           ------------------------------------
                                   Name:   David W. Knickel
                                           ------------------------------------
                                   Title:  Treasurer
                                           ------------------------------------


Dated: September 25, 1998          CAPSTAR BT PARTNERS, L.P.

                                   By:     HM3/GP Partners, L.P.,
                                           Its General Partner

                                   By:     Hicks, Muse GP Partners III, L.P.,
                                           Its General Partner

                                   By:     Hicks, Muse Fund III Incorporated,
                                           Its General Partner


                                   By:     /s/ David W. Knickel
                                           ------------------------------------
                                   Name:   David W. Knickel
                                           ------------------------------------
                                   Title:  Treasurer
                                           ------------------------------------







                                    21 of 24

Dated: September 25, 1998          CAPSTAR BROADCASTING PARTNERS, L.P.

                                   By:     HM3/Capstar Partners, L.P.,
                                           Its General Partner

                                   By:     HM3/Capstar, Inc.,
                                           Its General Partner


                                   By:     /s/ David W. Knickel
                                           ------------------------------------
                                   Name:   David W. Knickel
                                           ------------------------------------
                                   Title:  Treasurer
                                           ------------------------------------


Dated: September 25, 1998          HM3/GP PARTNERS, L.P.

                                   By:     Hicks, Muse GP Partners III, L.P.,
                                           its General Partner

                                   By:     Hicks, Muse Fund III Incorporated,
                                           its General Partner


                                   By:     /s/ David W. Knickel
                                           ------------------------------------
                                   Name:   David W. Knickel
                                           ------------------------------------
                                   Title:  Treasurer
                                           ------------------------------------


Dated: September 25, 1998          HICKS, MUSE GP PARTNERS III, L.P.

                                   By:     Hicks, Muse Fund III Incorporated,
                                           its General Partner


                                   By:     /s/ David W. Knickel
                                           ------------------------------------
                                   Name:   David W. Knickel
                                           ------------------------------------
                                   Title:  Treasurer
                                           ------------------------------------


Dated: September 25, 1998          HICKS, MUSE FUND III INCORPORATED


                                   By:     /s/ David W. Knickel
                                           ------------------------------------
                                   Name:   David W. Knickel
                                           ------------------------------------
                                   Title:  Treasurer
                                           ------------------------------------


Dated: September 25, 1998          HM3/CAPSTAR PARTNERS, L.P.

                                   By:     HM3/Capstar, Inc.
                                           its General Partner


                                   By:     /s/ David W. Knickel
                                           ------------------------------------
                                   Name:   David W. Knickel
                                           ------------------------------------
                                   Title:  Treasurer
                                           ------------------------------------




                                    22 of 24

Dated: September 25, 1998          HM3/CAPSTAR, INC.


                                   By:     /s/ David W. Knickel
                                           ------------------------------------
                                   Name:   David W. Knickel
                                           ------------------------------------
                                   Title:  Treasurer
                                           ------------------------------------


Dated: September 25, 1998          SHELLY MABRY ELLARD


                                   By:        /s/ Kathy Archer
                                        ----------------------------------------
                                         Kathy Archer, Attorney-in-Fact


Dated: September 25, 1998          JASON MABRY


                                   By:        /s/ Kathy Archer
                                        ----------------------------------------
                                         Kathy Archer, Attorney-in-Fact


Dated: September 25, 1998          KRISTEN LEA HICKS


                                   By:        /s/ Kathy Archer
                                        ----------------------------------------
                                         Kathy Archer, Attorney-in-Fact


Dated: September 25, 1998          R. STEVEN HICKS


                                   By:        /s/ Kathy Archer
                                        ----------------------------------------
                                         Kathy Archer, Attorney-in-Fact


Dated: September 25, 1998          LARRY D. TAYLOR AS CUSTODIAN FOR
                                   BRANDON VAUGHN HICKS UNDER THE TEXAS
                                   UNIFORM TRANSFERS TO MINORS ACT


                                   By:        /s/ Kathy Archer
                                        ----------------------------------------
                                         Kathy Archer, Attorney-in-Fact


Dated: September 25, 1998          LARRY D. TAYLOR AS CUSTODIAN FOR
                                   ROBERT S. HICKS, JR. UNDER THE TEXAS
                                   UNIFORM TRANSFERS TO MINORS ACT


                                   By:        /s/ Kathy Archer
                                        ----------------------------------------
                                         Kathy Archer, Attorney-in-Fact






                                    23 of 24

Dated: September 25, 1998         R. STEVEN HICKS AS CUSTODIAN FOR DEAN
                                  MCCLURE TAYLOR UNDER THE TEXAS
                                  UNIFORM TRANSFERS TO MINORS ACT


                                  By:        /s/ Kathy Archer
                                      -----------------------------------------
                                        Kathy Archer, Attorney-in-Fact




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